Exhibit 99.1

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP NOTES REGULATORS ALLEGE FRAUD IN ACTION AGAINST SHORT SELLER JON CARNES

VANCOUVER, British Columbia – December 20, 2013 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) stated that it is pleased to see that the Executive Director of the British Columbia Securities Commission (“BCSC”) has issued a notice of hearing alleging fraud on the part of Jon Richard Carnes, an individual who ran a hedge fund and operated the "Alfred Little" financial blog through which attacks were made on Silvercorp. The Company also received confirmation that the BCSC is stopping its investigation into Silvercorp.

The BCSC Notice alleges that beginning in 2010, Carnes began writing negative reports about issuers traded on a North American exchange with business operations in China. Carnes attempted to profit from his negative reports by shorting the issuer's securities before publishing the negative report, and then covering his short position after the issuer's share price dropped in response to his negative report.

BCSC staff contends that in about June 2011, Carnes targeted Silvercorp as the next issuer he would try to profit from by issuing a negative report. On August 15, 2011, Carnes began building a short position in Silvercorp's shares by purchasing put options that expired on September 17, 2011.

In the notice, BCSC staff alleges that Carnes attempted to find a mining expert to support his theory that Silvercorp's Chinese filings contradicted its North American regulatory filings for the company's SGX mine, as the Chinese filings had lower production, quality and resource estimates. When two mining experts failed to support his theory and with his put options about to expire, staff maintains that Carnes wrote a false negative report about Silvercorp and published it anonymously on September 13, 2011 on Alfredlittle.com, a financial blog controlled by Carnes.

BCSC staff further allege that Carnes furthermore made numerous false claims about the second mining expert to support his theory, including that the expert had "serious concerns" about the reliability of Silvercorp's North American filings. In reality, the second mining expert did not note any “blatant obvious errors” or misleading information and had explained that the differences between the Chinese filings and the North American filings were due to different reporting standards and different legislated cut-off grades.

After Carnes published his report on AlfredLittle.com, Silvercorp's share price closed down 20% for the day, wiping out over $275 million in shareholder value. Carnes closed his short position in Silvercorp's shares by the next day, earning a gross profit of almost USD $2.8 million.

You may view the notice of hearing on the BCSC website at www.bcsc.bc.ca by typing Jon Richard Carnes or 2013 BCSECCOM 559 in the search box. These allegations have not been proven.

The Company has always maintained that it was attacked by a group of well-organized and well planned illegal short sellers trying to profit by manipulating Silvercorp's share price with false and selective statements, fabrications, and rumors. We are pleased to see that regulators in British Columbia are taking action to protect and promote the public interest by fostering a securities market that is fair and warrants public confidence

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company is currently developing the GC project in southern China which it expects will become its next operating mine. The Company’s vision is to deliver shareholder value by focusing on the acquisition of small-scale projects with resource potential and self-fund the growth of those assets. For more information, please visit our website at www.silvercorp.ca.

Silvercorp Metals Inc.
Investor Relations
Phone: (604) 669-9397
Toll Free: 1 (888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports;

permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2013 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.